UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-40758

GDEV Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                           Form 40-F  ☐

EXPLANATORY NOTE

GDEV Inc. (NASDAQ: GDEV) (the “Company”) is filing this Amendment No. 1 to the Company’s Form 6-K dated, and originally filed with the Securities and Exchange Commission (the “SEC”) on, July 22, 2026 (the “Original Filing”), solely to amend and restate the second paragraph of the Original Filing as follows:

“The Company’s public warrants (CUSIP: G6529J 118) are listed on the Nasdaq Global Market under the symbol “GDEVW.” The public warrants will be suspended from trading on the Nasdaq Global Market as of the close of business one trading day prior to the date of their expiration, or August 25, 2026. Upon their suspension from trading, a Form 25 removing the public warrants from their listing on the Nasdaq Global Market will be filed with the SEC.”

Except as specifically provided herein, the information set forth in the Original Filing remains unchanged.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-280580 and File No. 333-282062) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026

GDEV Inc.

By:	/s/ Alexander Karavaev
	Name:	Alexander Karavaev
	Title:	Chief Financial Officer